Exhibit No. 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Cohu, Inc. for the registration of an unspecified amount of common stock, preferred stock, debt securities, warrants, and units, and to the incorporation by reference therein of our reports dated March 10, 2020, with respect to the consolidated financial statements and schedule of Cohu, Inc., and the effectiveness of internal control over financial reporting of Cohu, Inc., included in its Annual Report (Form 10-K) for the year ended December 28, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Diego, California

March 10, 2020